United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Information to be included in
Statements filed pursuant to
Rules 13d-1(a) and
Amendments thereto filed
Pursuant to 13d-2(a)

Zamba Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

98888 1108

(CUSIP Number)

Joseph B. Costello
C/o Zamba Corporation
3033 Excelsior Blvd., Suite 200
Minneapolis, MN 55416

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)

January 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 988881 10 8		13D	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Joseph Ball Costello

2.	Check the appropriate box if a member of a group*
			(a)	☐
			(b)	☐

3.	SEC use only

4.	Source of Funds PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,655,486

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 6,655,486

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,655,486 (includes 1,176,471 shares that may issued upon exercise of warrants received in connection with a purchase of Common Stock directly from the Company on June 29, 2001, at an exercise price of $1.0625 per share; 313,252 shares that may issued upon exercise of warrants received in connection with a purchase of Common Stock directly from the Company on January 31, 2002, at an exercise price of $0.599 per share; and 158,417 shares that may issued upon exercise of options granted on January 20, 2004, at an exercise price of $0.18 per share).

CUSIP No. 988881 10 8			13D	Page 3 of 6 Pages

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.4%

14.	TYPE OF REPORTING PERSON* IN
Item 1(a).	Security and Issuer:

The title and class of equity securities to which this schedule relates is the common stock, par value $ .01 per share (the “Common Stock”), of Zamba Corporation (“Zamba”), a Delaware corporation with its principal executive offices at 3033 Excelsior Blvd., Suite 200, Minneapolis, MN 55416.

Item 2.	Identity and Background:
	(a)	Joseph B. Costello
	(b)	Business Address:	Joe Costello c/o Zamba Corporation 3033 Excelsior Blvd., Suite 200 Minneapolis, MN 55416
	(c)	Mr. Costello is president, CEO, and Chairman of Think3, Inc., c/o BravoBrava!, 32980 Alvarado-Niles Road, Suite 856, Union City, CA 94587; and Chairman of the Board of Directors of the Company.
	(d)	Mr. Costello has not been convicted in a criminal proceeding in the past five years.
	(e)	Mr. Costello has not been a party to civil or administrative proceedings regarding activities subject to Federal or State securities laws in the past five years.
	(f)	Mr. Costello is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The securities with respect to which this Schedule 13D/A is filed were purchased using personal funds.

CUSIP No. 988881 10 8		13D	Page 3 of 6 Pages

Item 4.	Purpose of Transaction.

On November 13, 2003, Mr. Costello transferred by gift 10,000 shares of common stock owned by him.  After such disposition, Mr. Costello owns 5,007,346 shares of common stock.  Mr. Costello also has the right to receive 1,176,471 shares that may issued upon exercise of warrants received in connection with a purchase by Mr. Costello of Common Stock directly from the Company on June 29, 2001; and 313,252 shares that may issued upon exercise of warrants received in connection with a purchase by Mr. Costello of Common Stock directly from the Company on January 31, 2002.  On January 20, 2004, Mr. Costello received options to purchase 158,417 shares of common stock, in exchange for options to purchase 575,000 shares of common stock that he agreed to cancel on June 11, 2003.  Mr. Costello holds his shares and warrants, and any options he may receive for investment purposes. Depending on the factors discussed herein, Mr. Costello may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire and so acquire additional shares of common stock or other equity securities of the Company in the open market, in privately negotiated transactions from the Company or third parties, or otherwise and/or investigate, evaluate, discuss, negotiate or agree to sell, exchange or dispose of and so sell, exchange or dispose of all or a portion of the common stock or common stock issued upon exercise of the warrants or options in the open market, in privately negotiated transactions, in change of control transactions or otherwise. Any actions Mr. Costello might undertake will be dependent upon his review of numerous factors, including, among other things, the following: the price levels of the common stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, Mr. Costello has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)

Mr. Costello owns 5,007,346 shares of the 38,892,012 shares of Common Stock outstanding as of February 12, 2004.  Mr. Costello also has the right to receive 1,489,723 shares that may issued upon exercise of warrants, and 158,417 shares that may issued upon exercise of options.  Mr. Costello’ shares, warrants and options represent 16.4% of the Common Stock.

	(b)	Mr. Costello controls sole voting power and sole power of disposition over 6,65,486 shares of Common Stock.
(c)

On November 13, 2003, Mr. Costello transferred by gift 10,000 shares of common stock.   On January 20, 2004, Mr. Costello received options to purchase 158,417 shares of common stock, in exchange for options to purchase 575,000 shares of common stock that he agreed to cancel on June 11, 2003.

	(d)	No person other than Mr. Costello has the right to receive or direct dividends from, or proceeds from the sale of, the Common Stock.

CUSIP No. 988881 10 8		13D	Page 3 of 6 Pages

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2004

Signature	/s/ Joseph B. Costello

Name/Title	Joseph B. Costello

Typed Name	Joseph B. Costello